ZEUS FINANCIAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36214

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/18** AND ENDING **12/31/18**
                                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Zeus Financial LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

5002 T-Rex Avenue Suite 235

(No. and Street)

Boca Raton	**FL**	**33431**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steven Singer   561-784-8922

                                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Assurance Dimensions

(Name – *if individual, state last, first, middle name*)

5489 Wiles Road Unit 303	**Coconut Creek**	**FL**	**33073**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ☑ Certified Public Accountant

 ☐ Public Accountant

 ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


OATH OR AFFIRMATION


I, ___Vincent Butkevits_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Zeus Financial LLC _____ , as
of _____December 31_____ , 20 _18_____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

no exceptions



Notary Public State of Florida
Rachel D Telvi
My Commission GG 246733
Expires 12/03/2022

_____ Signature

_____ CEO _____



ıtary Public State of Florida
ıchel D Telvi
   Commission GG 246733
�`ıres 12/03/2022

_____
       Notary Public

Title

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ZEUS FINANCIAL, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Members and Management
of Zeus Financial, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Zeus Financial, LLC (the "Company") as of December 31, 2018 and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Assurance Dimensions

Assurance Dimensions
We have served as Zeus Financial, LLC auditor since February 2018.
Coconut Creek, Florida
March 13, 2019

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
TAMPA BAY 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office 813 443 5048 | Fax 813 443 5053
JACKSONVILLE 4350 Pablo Professional Court | Jacksonville, FL 32224 | Office: 904.296 2024 | Fax. 904 296.0054
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410 2323 | Fax 813 443 5053
SOUTH FLORIDA 5489 Wiles Road, Unit 303 | Coconut Creek, FL 33073 | Office 754.205 6417 | Fax 754 205 6519
www.assurancedimensions.com

ZEUS FINANCIAL, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash and cash equivalents	$	377,491
Securities owned, at fair value		40,008,895
Clearing deposit		500,000
Employee advances		165,087
Prepaid expenses and other assets		45,339
Fixed assets, at cost, net		8,581
	$	41,105,393

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:

Payable to clearing broker	$	18,931,220
Securities sold short not yet purchased, at fair value		16,465,760
Accounts payable and accrued expenses		116,010
Total liabilities		35,512,990
Member's equity		5,592,403
	$	41,105,393

SEE ACCOMPANYING NOTES.

2

NOTE 1 – COMPANY ORGANIZATION AND NATURE OF BUSINESS

Company Operations

Zeus Financial, LLC (formerly Zeus Securities, Inc.) (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"), whose primary business is fixed income proprietary trading. The Company is also a member of the Securities Investor Protection Corporation ("SIPC").

On January 12, 2018, the 100% parent of the Company, Orchid Bay Financial Holdings, LLC, (the "Parent Company"), previously a single member limited liability company ("LLC") which was 100% owned by a principal of the Company, became a multi-member LLC, terminating its single member LLC (disregarded entity) status. This event resulted in the Parent Company becoming a disqualified shareholder of Zeus Securities, Inc., thereby terminating the Zeus Securities, Inc. Internal Revenue Service ("IRS") Subchapter S election. This made Zeus Securities, Inc. an IRS Subchapter C corporation, subject to corporate level taxes beginning January 13, 2018. Zeus Securities, Inc. filed its final S corporation income tax return for the period January 1, 2018 to January 12, 2018.

On July 10, 2018, Zeus Securities, Inc. underwent a tax-free corporate conversion from a New York C corporation to a Florida Limited Liability Company named Zeus Financial, LLC, electing C corporation status under the "check the box" regulations. This had no impact on the C corporation status of the Company. Effective August 31, 2018, the Company changed its tax classification by making a check the box election, to be taxed as a single member LLC (disregarded entity). Commencing September 1, 2018, the Company is included in the partnership tax return of the Parent Company, and as such, the Company is no longer subject to corporate level taxes. As a result, the Company has no deferred tax assets or liabilities at December 31, 2018.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all money market accounts, time deposits and certificate of deposits purchased with original maturities of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts at high quality financial institutions. The balances, at times, may exceed the Federal Deposit Insurance Corporation's (the "FDIC") current $250,000 limit. At December 31, 2018 the Company exceeded the federally insured limit by $127,491.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using on the straight-line method over the shorter of the estimated useful lives of the assets or the lives of the capitalized leases.

Revenue Recognition

The Company adopted ASC-606 Revenue from Contracts with Customers, effective January 1, 2018. Since all of the Company's revenue is derived from proprietary trading, which is outside scope of the new standard, there were no material changes required to be made to the Company's revenue recognition as a result of the adoption.

In accordance with FASB ASC-940-605 Financial Services – Broker and Dealers – Revenue Recognition, proprietary securities transactions in regular-way trades entered into for the account and risk of the Company are recorded at fair value on a trade-date basis with realized and unrealized gains and losses reported in principal transactions in the statement of operations. The Company utilizes the "first-in, first out" method as the basis for determining the average cost of securities owned and sold not yet purchased.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition as part of the payable to clearing broker.

Interest and Dividends

Interest revenues on fixed income securities owned and securities sold not yet purchased, including amortization of premiums and accretion of discounts, is recognized as earned or due. Dividend revenues are recognized as earned.

Income Taxes

The Company is not a taxpaying entity for income tax purposes, and, accordingly, no provision has been made for income taxes. All profits and losses of the Company pass through to their sole member Parent Company.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurements

Securities are recorded at fair value in accordance with FASB ASC-820 Fair Value Measurements. ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The following table sets forth by level, within the fair value hierarchy, the Company's net securities owned and other marketable instruments, and securities sold not yet purchased, at fair value on a recurring basis as of December 31, 2018:

	Level 1	Level 2	Level 3	Total
Certificates of deposit	$ -	$ 397,485	$ -	$ 397,485
Government securities	(2,198,230)	-	-	(2,198,230)
Mortgage backed securities	-	14,077,371	-	14,077,371
Corporate debt securities	-	2,900,682	-	2,900,682
Municipal securities	-	8,365,827	-	8,365,827
Total, net	$(2,198,230)	$25,741,365	$ -	$23,543,135

	Level 1	Level 2	Level 3	Total
Long market value	$ -	$ 40,008,895	$ -	$ 40,008,895
Short market value	(2,198,230)	(14,267,530)	-	(16,465,760)
Total, net	$(2,198,230)	$ 25,741,365	$ -	$ 23,543,135

The financial instruments of the Company are reported in the statement of financial condition at their fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments, except long-term notes payable, and subordinated borrowings, if any. The Company utilizes ICE Data Services ("ICE") fixed income pricing system. ICE provides the Company's clearing firm with a daily feed reflecting the Company's positions and related fair value pricing. Management will categorize as Level 3 of the fair value hierarchy, those securities that are valued based on market transactions and where there is a material price disparity between third-party pricing services and the Company's valuation based on observable and unobservable inputs. At December 31, 2018 there were no securities with such price disparities, and accordingly, no securities were categorized as Level 3 under the fair value hierarchy for the year then ended.

During the year ended December 31, 2018, there were no transfers in or out of Levels 1, 2, or 3 of the fair value hierarchy.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit losses ("ASU 2016-13"), which requires the immediate recognition of management's estimates of current expected credit losses. ASU 2016-13 is effective for fiscal years beginning after December 15, 2019. Early adoption is permitted after fiscal years beginning December 15, 2018. The Company is currently evaluating the potential impact of adopting this guidance on its financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurements (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement. The amendments in this update modify the disclosure requirements on fair value measurements in

Topic 820. The ASU is effective for fiscal years beginning after December 15, 2019. Early adoption is permitted. The Company is currently assessing the impact of this standard on its financial statements.

The Company does not believe that the adoption of any other recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

NOTE 3 – PAYABLE TO CLEARING BROKER

The clearing and depository operations for customers' and counterparties' securities transactions are provided by a clearing broker pursuant to a fully disclosed clearing agreement. The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customers' and counterparties accounts introduced by the Company. At December 31, 2018, all customer accounts contained cash and fully paid for securities.

At December 31, 2018, the amount due to the clearing firm is secured by the securities owned by the Company, and included herein on the statement of financial condition, and consists of the following:

Financing of proprietary accounts	$ 19,017,530
Accrued interest receivable on positions held	(86,310)
	$ 18,931,220

NOTE 4 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $100,000 or 6-2/3% of "Aggregate Indebtedness", as defined. At December 31, 2018, the Company's "Net Capital" was $2,524,525 which exceeded requirements by $2,424,525. The ratio of "Aggregate Indebtedness" to "Net Capital" was 0.05 to 1 at December 31, 2018.

NOTE 5 – PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2018 consisted of the following:

Office equipment	$	9,922
Less: accumulated depreciation		(1,341)
Property and equipment, net	$	8,581

NOTE 6 – RISK CONCENTRATIONS

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, proprietary trading positions and due from clearing organization. The Company maintains its cash in bank accounts, the balances of which, at times, may exceed Federal insured limits. Exposure to credit risk is reduced by placing such deposits in high quality financial institutions. Concentration of credit risk with respect to due from clearing organizations is limited due to the quality of the clearing organizations.

In the normal course of business, the Company enters into various securities trading transactions.

The execution, settlement, and financing of those transactions can result in off-balance sheet risk of loss not reflected on the accompanying balance sheet.

The Company is exposed to off-balance sheet risk of loss on unsettled transactions between the trade date and the settlement date in the event customers and other counter parties are unable to fulfill contractual obligations.

The Company's policy is to continuously monitor its exposure to market and counter party risk through the use of a variety of financial, position, and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker/dealer, clearing organization, client and/or other counter parties with which it conducts business. The Company monitors the market value of collateral and requests and receives additional collateral when required.

NOTE 7 – COMMITMENTS

The Company sublets office space from an affiliate in New York, Charlotte, North Carolina, and Boca Raton, Florida.

NOTE 8 – RELATED PARTY TRANSACTIONS

During 2018, the Company paid an affiliate, Orchid Bay Real Estate Holdings, LLC ("OBREH) for rent and related occupancy costs. At December 31, 2018, the Company owed OBREH $8,455, which is included in accounts payable and accrued expenses on the statement of financial condition. OBREH is related by common ownership.

NOTE 9 – CONTINGENCIES

The Company can be subject to litigation, arbitration settlements, and regulatory assessments which arise in the ordinary course of business as a registered broker-dealer. The Company recognizes a liability and expense for any such matters at the time exposure to loss is more than remote and an amount of the loss is reasonably determinable. In the opinion of management, there are no outstanding matters at December 31, 2018 requiring contingent loss recognition.

NOTE 10 – SUBSEQUENT EVENTS

Effective January 1, 2019, the Company adopted a 401(k) plan (the "Plan") which is offered to all employees of the Company. The Company matches up to 4% of employee payroll deferrals.

The Company has evaluated the need for disclosures and/or adjustments resulting from subsequent events through March 13, 2019, the date the financial statements were issued. Based on the evaluation, no adjustments were required to the financial statements as of December 31, 2018.